UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

M A T E R I A L  F A C T

Telefônica Brasil S.A. ("Company"), in compliance with Ruling No. 358, of January 3rd, 2002, of the Brazilian Securities Exchange Commission (Comissão de Valores Mobiliários – “CVM”), as amended, announces to the market and to the general public the following:

On March 25, 2015, the regulatory approvals for the acquisition of GVT Participações S.A. (“GVTPar”), the controlling shareholder of Global Village Telecom S.A. (“GVT Operadora” and together with GVTPar, the “GVT”) by the Company, as disclosed on the material fact of September 18, 2014, were concluded.

On December 22, 2014, ANATEL approved the GVT acquisition and imposed certain obligations, which include (1) the maintenance of current services and plans offered by both GVT and Telefônica Brasil for a certain period of time, (2) the maintenance of contracts currently held by GVT clients for a certain period of time, (3) the maintenance of the current geographic scope of the services being provided by both GVT and Telefônica Brasil, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (4) the waiver of the fixed telephone service (Serviço de Telefonia Fixa Comutável), or STFC license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one STFC license in the same geographic area. The consummation of the acquisition of GVT is expected to occur in up to 180 days, subject to one renewal for the same period of time.

In addition, on March 12, 2015, ANATEL granted approval for the swap transaction agreed between Telefónica S.A. and Vivendi S.A. (“Vivendi”) and disclosed in the material fact disclosed by Telefónica S.A., pursuant to which Vivendi will exchange all of its voting stake and part of its non-voting stake in Telefônica Brasil for part of Telefónica’s indirect stake in Telecom Italia, subject to certain conditions such as the prohibition of Vivendi to increase its stake in Telefônica Brasil.

Moreover, on December 22, 2014, and March 12, 2015, ANATEL has also authorized the demerger of Telco S.p.A., an operation that will have effects on the swap transaction with Vivendi, by allowing Telefónica to hold, thorough a wholly-owned subsidiary, a direct stake in Telecom Italia. Such decision was conditional on the suspension and waiver by Telefónica of all Telefónica’s political rights in Telecom Italia, and, ultimately, on the divestment of the direct stake to be held by Telefónica in Telecom Italia. The acceptance of this waiver was disclosed to the public by Telefónica in a material fact disclosed on March 20, 2015 in Italy, Spain and United States.

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

On March 25, 2015, CADE’s administrative tribunal approved the demerger of Telco S.p.A., subject to the execution of three merger control agreements. Under such agreements, Telefónica and Telefônica Brasil undertook, among others, the following commitments: (1) to maintain the current services and plans offered by both GVT and Telefônica Brasil for a certain period of time, (2) to maintain the contracts currently held by GVT clients for a certain period of time, (3) to maintain the current geographic scope of the services being provided by both GVT and Telefônica Brasil, and to further extend such operations according to the expansion plan to be presented to ANATEL, (4) to maintain for a certain period of time some specific quality indicators relating to the services of GVT to its clients, (5) to commit with some obligations undertaken by Vivendi under its own agreement with CADE, (6) to waive and suspend all Telefónica’s political rights in Telecom Italia, and, ultimately, (7) to divest all the direct stake to be held by Telefónica in Telecom Italia.

Considering such regulatory approvals, the Company will file on this date an automatic registration request at CVM for a public offering of a primary distribution of common shares ("Common Shares") and preferred shares ("Preferred Shares" and together with the Common Shares, the "Shares") of the Company, all nominative, book-entry, without par value, free and clear of any liens or encumbrances, including in the form of American Depositary Shares ("ADS"), represented by American Depositary Receipts ("ADR"), to occur concurrently in Brazil and abroad ("Global Offering" or "Offering").

The Global Offering will occur concurrently: (i) in Brazil, in non-organized over-the-counter market, in accordance with CVM Ruling No. 400, of December 29th, 2003, as amended, through a public offering of primary distribution of Shares to be registered before CVM, including placement efforts of the Shares abroad; and (ii) abroad, through a public offering of a primary distribution of Preferred Shares in the form of ADS, represented by ADR, to be registered with the Securities and Exchange Commission ("SEC") under the U.S. Securities Act of 1933, as amended.

As previously disclosed in the material fact of September 18, 2014, the funds from the Offering will be mainly used for the acquisition of GVT.

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The shareholders of the Company will not be entitled to preemptive rights to subscribe for the Shares, in accordance with article 172 of Law No. 6,404, of December 15th, 1976, as amended ("Corporations Law"), but will have priority to subscribe for Shares, proportionally to their equity interest in the Company's capital stock, as provided in the documents of the Offering ("Priority Offering").

As set forth in article 24 of CVM Ruling No. 400, the number of Shares initially offered (excluding the Additional Shares and the Shares allocated to the controlling shareholders under the Priority Offering) may be increased up to ten percent (10%), exclusively in preferred shares, including in the form of ADSs, under the same conditions and price initially offered ("Over-Allotment Shares" or "Over-Allotment ADSs", as applicable, and, together, "Over-Allotment"), according to (i) the option to distribute Over-Allotment Shares (“Over-Allotment Shares Option”), deducted the Over-Allotment ADSs which were object of the exercise of the Over-Allotment ADSs Option (as defined below), granted by the Company to Bank of America Merrill Lynch Banco Múltiplo S.A. and (ii) the option to distribute Over-Allotment ADSs according to the option granted by the Company to Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Over-Allotment ADSs Option" and together with the Over-Allotment Shares Option, only "Over-Allotment Option "), in both cases, to meet any excess in demand that may be verified during the Global Offering.

In addition, the Company may, with the agreement of the Global Offering Coordinators, add to the number of Shares of the Global Offering initially offered (not including the Over-Allotment), an additional lot of Common Shares and/or Preferred Shares, including under the form of ADSs, equivalent up to twenty percent (20%) of the total Shares initially offered under the Global Offering (excluding the Over-Allotment), to be issued by the Company under the same conditions and price of Shares initially offered, according to article 14, 2nd paragraph, of CVM Ruling No. 400 ("Additional Shares" or "Additional ADS", as applicable, and, together, "Additional Lot").

The amount of the Offering, not including the exercise of the Over-Allotment Option and Additional Lot, is estimated at approximately R$ 15,812,000,018.50 (fifteen billion, eight hundred and twelve million and eighteen reais and fifty centavos), based on the closing price of the Company's preferred shares on BM&FBOVESPA on March 25, 2015 pursuant to the discount of the common shares informed below. It is provided, however, that such estimate of the amount of the Offering may vary depending on the actual demand on the shares to be demonstrated during the Offering. The Preferred Shares subscription price will be fixed after the conclusion of the bookbuilding process, having as parameter (i) the stock market price of preferred shares issued by the Company in BM&FBOVESPA, and (ii) the indications of interest depending on the quality and quantity of demand (per volume and price), collected from institutional investors during the bookbuilding process. The Common Shares subscription price will be fixed based on the Preferred Share price fixed after the conclusion of the bookbuilding process, applying a discount of 18.14%, which represents the average rate of discount of the trading price of the common shares issued by the Company in relation to the trading price of the preferred shares issued by the Company in the past three (3) months.

TELEFÔNICA BRASIL S.A.

Publicly-held Corporation

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The Offering, as well as its terms and conditions, were approved by the Company’s Board of Directors at a meeting held on March 25, 2015. The effective capital increase, within the limit of the authorized capital, excluding the preemptive rights of the current shareholders of the Company, in accordance with article 172, item I of the Corporations Law, and the price per Common Share and the price per Preferred Share will be approved by the Company’s Board of Directors at a meeting to be held before the registration of the Offering is granted by CVM.

This communication shall not be considered as an offering announcement of the Shares. The Offering is subject to the conditions of the domestic and international capital markets. The Offering registration request will be reviewed and, therefore, the Offering will commence only after the registration of the Offering is granted by CVM and by SEC.

For further information, see the Notice to the Market and the Preliminary Prospectus that will be released on this same date.

The conclusion of the acquisition of GVT is still subject to a few other conditions which are usually applicable to this type of transaction. The terms and conditions of the merger of GVTPar shares will be duly informed.

São Paulo, March 26, 2015.

Alberto Manuel Horcajo Aguirre

Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 26, 2015	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director